Mail Stop 3561
      November 1, 2005

Via U.S. Mail and Facsimile

Joseph L. Levanduski
Chief Financial Officer
Hawk Corporation
200 Public Square
Suite 1500
Cleveland, Ohio 44114

RE:	Hawk Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
Form 10-Q for the Quarter Ended June 30, 2005
File No. 001-13797

Dear Mr. Levanduski:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 8.  Employee Stock Options, page 50

1. Reference is made to the last paragraph on page 50 with respect to your offer to your employees to cancel stock options with an exercise price greater than $6.00 per share in exchange for new options to be granted on January 30, 2004. Please clarify for us and revise future filings to disclose the date of when such options were actually cancelled and whether the grant of the new option awards was more than 6 months from the date of cancellation. Also, tell us and disclose the formula for determining the number of replacement options, and whether the terms and conditions of the new stock option awards remained the same as the cancelled stock options. If the terms and conditions of the stock options changed, please describe the changes and whether such changes resulted in any accounting consequence. If no accounting was required, please explain why.

Note 13.  Related Parties, page 58

2. Please explain in further detail how the forgiveness of the shareholder notes and the payment of the related taxes were accounted for in your financial statements. Also tell us where (i.e. line item caption) the forgiveness of the shareholders notes and payment of the related taxes were recorded in your statements of operations and why such treatment was appropriate. Please revise your disclosures in future filings accordingly.

Other

3. In future filings, please revise to include the audited financial statement schedules required by Rule 5-04 of Regulation S-X with respect to any material inventory, receivable or other valuation accounts included in your balance sheets.


Form 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

Management`s Discussion and Analysis

4. Reference is made to your usage of the Non-GAAP measure "Income from operations before restructuring and loan forgiveness costs," and related disclosure which states "management believes that these financial measures are useful to investors because they exclude transactions of an unusual nature..." Please note that Item 10 of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years. In this regard, it does not appear that your presentation of the non-GAAP measure "Income from operations before restructuring and loan forgiveness costs," complies with the guidance set forth in Item 10 of Regulation
S-K as your historical financial statements indicate that you recognized both restructuring and loan forgiveness costs in the recent past and further, according to your restructuring footnote to your consolidated financial statements, expect to recognize additional restructuring charges related to the move of your Ohio facility in the future. Also, note that it is permissible to identify, discuss and analyze such items within the context of your discussion and analysis of your financial condition and results of operations in MD&A (i.e. narrative form). Depending on the nature and materiality of the charge or other items, it will likely be necessary to discuss the nature; significant to the investor in evaluating your financial condition and or results of operations; and whether such charges relate to material known trends, events or uncertainties that must be disclosed.

Further, you disclose that the Non-GAAP information is used by management in monitoring and evaluating the ongoing performance of each of your business segments. In this regard, please tell us why the non-GAAP information is not included in Note 10 (Business Segments) to your interim financial statements as a measure reported to your chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing segment performance. If the measures in MD&A are included as segment disclosures in accordance with SFAS No. 131, please revise Note 10 in future filings to include the segment measures in addition to a reconciliation of those segment measures to consolidated amounts determined in accordance with GAAP. In addition, please delete the per share information included in the table as it is not presented in accordance with GAAP. Refer is made to the guidance in FR-65 and the staff`s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" maintained on the Commissions` website at www.sec.gov and tell us how you plan to revise your presentation in future filings.

Cash Flows

5. Reference is made to page 27 of your Form 10-Q for the quarter ended March 31, 2005 with respect to the working capital metrics used by management. We note that both metrics, number of days sales outstanding in accounts receivable and inventory turnover, as of March 31, 2005 increased by 9 and 4 days, respectively, as compared to December 31, 2004. However, little if any, discussion has been provided regarding the context or underlying reason(s) for the change. In this regard, please describe for us the reasons for the increase in both number of days sales outstanding in accounts receivable and inventory turnover as of March 31, 2005 and management`s analysis of such change. Further, in future filings, please disclose the reasons for the changes or lack thereof, with respect to the metrics used by management which are material to an investor`s understanding or your business.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jean Yu at (202) 551-3305 or Kathy Mathis at
(202) 551-3383 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3813 with any other questions.

						Sincerely,



								Linda Cvrkel
								Branch Chief
Joseph L. Levanduski
Hawk Corporation
November 1, 2005
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